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                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
                                                                                                    ----------------------------
- --------                                         Washington, D.C. 20549                           OMB Number         3235-0287
FORM 4                                                                                              Expires:   December 31, 2001
- --------                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
                                                                                                    hours per response. . . .0.5
                                                                                                    ----------------------------

[ ] Check this box if no     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
    longer subject to        Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
    Section 16. Form 4 or
    Form 5 obligations
    may continue.
    See Instruction 1(b).

- ----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting | 2. Issuer Name and Ticker or                 | 6. Relationship of Reporting Person(s) to Issuer
   Person*                       |    Trading Symbol                            |        (Check all applicable)
                                 |                                              |
                                 |                                              |  [X] Director              [X] 10% Owner
   Zwan         Bryan      J.    |   Digital Lightwave, Inc. (Nasdaq NM:DIGL)   |  [ ]  Officer (give        [ ] Other (specify
- ------------------------------------------------------------------------------|               title below)            below)
  (Last)       (First)  (Middle) | 3. IRS or Social Security| 4. Statement for  |
c/o Orrick, Herrington &         |    Number of Reporting   |    Month/Year     |               Senior Vice President, Business
Sutcliffe LLP                    |    Person (Voluntary)    |                   |                          Affair
Attn: Robert E. Freitas, Esq.    |                          |      5/00         |       ----------------------------------------
1020 Marsh Road                  |                          |-----------------------------------------------------------------------
- -------------------------------|                          | 5.If Amendment,   | 7. Individual or Joint/Group Filing
           (Street)              |                          |   Date of Original|    (Check Applicable Line)
                                 |                          |    (Month/Year)   |    [ ] Form filed by One Reporting Person
 Menlo Park California     94025 |                          |                   |    [X] Filed by More than One Reporting Person
- ----------------------------------------------------------------------------------------------------------------------------------
 (City)     (State)        Zip)  | Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
- ----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security          | 2. Trans-| 3. Trans-    | 4. Securities Acquired   | 5. Amount of   | 6. Owner-   |7. Nature
   (Instr. 3)                 |    action|    action    |    (A) or Disposed of (D)|    Securities  |    ship     |   of In-
                              |    Date  |    Code      |    (Instr.3, 4 and 5)    |    Beneficially|    Form:    |   direct
                              |   (Month/|    (Instr. 8)|                          |    Owned at    |    Direct   |   Beneficial
                              |    Day/  |-----------------------------------------|    End of Month|    (D) or   |   Owner-
                              |    Year) |         |    |         |  (A) or |      |                |    Indirect |   ship
                              |          |  Code   | V  |  Amount |  (D)    | Price|   (Instr.3     |    (I)      |
                              |          |         |    |         |         |      |    and 4)      |    (Instr.4)|   (Instr.4)
- ----------------------------------------------------------------------------------------------------------------------------------
                              |          |         |    |         |         |      |                |             |
Common Stock                  |  5/11/00 |  J(1)   |    | 475,000 |   D(1)  |  (1) |                |             |
                              |          |         |    |         |         |      |                |             |
- ----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  |          |         |    |         |         |      |  12,601,750    |      I      |    (2)
                              |          |         |    |         |         |      |                |             |
                              |          |         |    |         |         |      |                |             |
- ----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  |          |         |    |         |         |      |   2,840,000    |      I      |    (3)
                              |          |         |    |         |         |      |                |             |
- ----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  |          |         |    |         |         |      |   2,000,000    |      D      |
                              |          |         |    |         |         |      |                |             |
- ----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  |          |         |    |         |         |      |   1,000,000    |      D(4)   |
                              |          |         |    |         |         |      |                |             |
- ----------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than oine reporting person, see Instruction 4(b)(v).

Notes (1)-(4) appear on page 3 of this Form 4.                                                                         Page 1 of 4
                                                                                                                            (Over)
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FORM 4  (continued)      Table  II  -  Derivative   Securities  Acquired, Disposed of, or Beneficially Owned
                         (e.g., puts, calls, warrants, options, convertible securities)

- ----------------------------------------------------------------------------------------------------------------------------------
1.Title of   |2.Conver- |3.Transac-|4.Transac-|5.Number   |6. Date Exer-|7.Title and    |8.Price |9.Number   |10.Owner- |11.Nature
  Derivative |  sion or |  tion    |  tion    |  of Der-  |   cisable   |  Amount of    |  of    |  of Deriv-| ship     |   of
  Security   |  Exercise|  Date    |  Code    |  ivative  |   and Exp-  |  Underlying   |  Deriv-|  ative    | Form of  |   Indirect
  (Instr. 3) |  Price of|          | (Instr.8)|  Securi-  |   iration   |  Securities   |  ative |  Secur-   | Deriv-   |   Benefi-
             |  Deriv-  |  (Month/ |          |  ities    |   Date      |  (Instr.3     |  Secur-|  ities    | ative    |   cial
             |  ative   |  Day/    |          |  Acquired |   (Month/   |  and 4)       |  ity   |  Bene-    | Security:|   Owner-
             |  Security|  Year)   |          |  (A) or   |   Day/Year) |               | (Instr.|  ficially | Direct   |   ship
             |          |          |          |  Disposed |             |               |  5)    |  Owned    | (D) or   |  (Instr.4)
             |          |          |          |  of(D)    |-----------------------------|        |  at End   | Indirect |
             |          |          |          |  (Instr.3,|Date   |Expir|Title|Amount or|        |  of       | (I)      |
             |          |          |          |  4 and 5):|Exer-  |ation|     |Number of|        |  Month    | (Instr.4)|
             |          |          |----------------------|cisable|Date |     |Shares   |        | (Instr.4) |          |
             |          |          | Code | V | (A) | (D) |       |     |     |         |        |           |          |
- ----------------------------------------------------------------------------------------------------------------------------------
             |          |          |      |   |     |     |       |     |     |         |        |           |          |
             |          |          |      |   |     |     |       |     |     |         |        |           |          |
- ----------------------------------------------------------------------------------------------------------------------------------
             |          |          |      |   |     |     |       |     |     |         |        |           |          |
             |          |          |      |   |     |     |       |     |     |         |        |           |          |
- ----------------------------------------------------------------------------------------------------------------------------------
             |          |          |      |   |     |     |       |     |     |         |        |           |          |
             |          |          |      |   |     |     |       |     |     |         |        |           |          |
- ----------------------------------------------------------------------------------------------------------------------------------
             |          |          |      |   |     |     |       |     |     |         |        |           |          |
             |          |          |      |   |     |     |       |     |     |         |        |           |          |
- ----------------------------------------------------------------------------------------------------------------------------------
             |          |          |      |   |     |     |       |     |     |         |        |           |          |
             |          |          |      |   |     |     |       |     |     |         |        |           |          |
- ----------------------------------------------------------------------------------------------------------------------------------

                                                                                 /s/ Bryan J. Zwan                June 12, 2000
                                                                              ----------------------------------  -----------------
                                                                               **Signature of Reporting Person       Date
Explanation of Responses:



**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information  contained in this form are not required to respond  unless the form  displays a currently valid OMB Number.
                                                                                                                        Page 2 of 4
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NOTES

(1) On May 11, 2000, ZG Nevada Limited  Partnership ("ZG  Partnership")  entered into a binding term sheet outlining the terms of, and which  obligated ZG  Partnership  to enter into forward sale  arrangements  with respect to up to 1,000,000  shares of
Common Stock.  Dr. Bryan J. Zwan ("Zwan") is the sole shareholder and executive  officer of ZG Nevada,  Inc., the sole General
Partner of ZG  Partnership.  Zwan is also the sole  limited  partner  of ZG  Partnership.  It is anticipated that on  or about
June 13, 2000, ZG  Partnership will enter into a forward  sale  agreement  ("Agreement  IV")  relating to up to 475,000 shares
(the "Base  Amount") of Common Stock. ZG Partnership's  obligation to enter into forward sale arrangements  with respect to an additional  525,000 shares has terminated.  Agreement  IV provides that ZG  Partnership will deliver on the fourth anniversary of the execution of Agreement IV (the "Maturity Date") a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such  shares) equal  to the product of (i) the  Base Amount  and (ii) the Exchange Rate, which will be determined as follows:

(a) If the average  closing  price (the  "Maturity  Price") of the Common Stock on the 20 trading  days  beginning 30 trading days prior  to the  Maturity  Date  is  less  than  or  equal  to  $64.5697  (the  "Issue  Price"),  the
    Exchange Rate will be one;

(b) If the Maturity Price is greater than the Issue Price but less than $77.4837 (the "Threshold  Price"),  the Exchange Rate will be equal to the Issue Price divided by the Maturity Price; and

(c) If the Maturity Price is equal to or greater than the Threshold Price, the Exchange Rate will be .8333.

In consideration therefor, ZG Partnership will receive a purchase price of $24,094,001.

(2) These 12,601,750 shares of Common Stock were owned by ZG Partnership as of the end of May, 2000.

(3) Upon execution of Agreement IV, 2,840,000 shares of Common Stock  beneficially  owned by ZG Partnership will be subject to forward sale  agreements,  of which 475,000  shares will be  subject to Agreement IV. See note (1).  The  remaining  2,365,000 shares are  subject to forward  sale agreements which were previously reported on  the Reporting Person's Form 4 for the month ending February, 2000.

(4) On December 8, 1999,  Zwan  entered  into a forward  sale  agreement  (the "Zwan  Agreement")  relating to up to 1,000,000 shares (the "Base  Amount") of Common  Stock.  The Zwan  Agreement  provides  that Zwan will  deliver on December 8, 2004 (the
"Maturity  Date") a number of shares of Common Stock (or, at the option of Zwan, the cash  equivalent of such shares) equal to the product of (i) the Base Amount and (ii) the Exchange Rate, which will be determined as follows:

(a) If the average  closing  price (the  "Maturity  Price") of the Common Stock on the 20 trading  days  beginning 30 trading days prior to the  Maturity  Date is less than or equal to $31.5505  (the "Issue  Price"),  the Exchange
    Rate will be one;

(b) If the Maturity Price is greater than the Issue Price but less than $37.8606 (the "Threshold  Price"),  the Exchange Rate will be equal to the Issue Price divided by the Maturity Price; and

(c) If the Maturity Price is equal to or greater than the Threshold Price, the Exchange Rate will be .8333.

In consideration therefor, Zwan received a purchase price of $23,790,580.

                                Designated Filer                     :       Bryan J. Zwan
                                 Issuer Name and Trading Symbol      :       Digital Lightwave, Inc. (Nasdaq NM: DIGL)
                                 Statement for Month/Year            :       5/00

                                                     Additional Reporting Persons


ZG Nevada Limited Partnership
Suite 850
101 Convention Center Drive
Las Vegas, Nevada 89019
IRS No.: 88-0358571

ZG Nevada Limited Partnership                                          Dated:  June 12, 2000

By:      ZG Nevada, Inc.,
           as General Partner

By:    /s/ Bryan J. Zwan
       ----------------------
       Name:  Bryan J. Zwan
       Title:  President

ZG Nevada, Inc.
Suite 850
101 Convention Center Drive
Las Vegas, Nevada 89109
IRS No.: 88-0355430

ZG Nevada, Inc.                                                        Dated:  June 12, 2000

By:    /s/ Bryan J. Zwan
      -------------------------
       Name:  Bryan J. Zwan
       Title:  President


                                                      Designated Filer                 : Bryan J. Zwan
                                                      Issuer Name and Trading Symbol   : Digital Lightwave, Inc. (Nasdaq NM: DIGL)
                                                      Statement for Month/Year         : 5/00



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